Laura R. Kuntz Member of the Firm Tel 973 597 2398 Fax 973 597 2399 lkuntz@lowenstein.com

June 13, 2007

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Wilshire Enterprises, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed June 8, 2007 File No. 001-04673

Dear Mr. Duchovny:

This letter is written in response to your letter to me, dated June 11, 2007. I have set forth below each of the SEC’s comments verbatim, followed by the Company’s response.

Preliminary Schedule 14A

Cover page

1.    SEC Comment: Please revise the cover page of your proxy statement and the form of proxy to clearly mark each as “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Company Response: In its amended preliminary proxy materials filed with the SEC, the Company has clearly marked on the cover page of the proxy statement and on the form of proxy “Preliminary Copy.”

2.    SEC Comment: Please refer to the third paragraph of the cover page. We note that Mr. Andrew Dakos of Full Value Advisors delivered a letter to you on February 20, 2007 indicating that Full Value Partners intended then, and has confirmed in its preliminary proxy statement, to present a proposal at the meeting pursuant to which the company would auction itself. Please revise your disclosure to clarify this development.

Company Response: In its amended preliminary proxy materials filed with the SEC, the Company has revised the third paragraph on the cover page to read as follows:

Daniel F. Duchovny, Esq. Page 2	June 13, 2007

“The Company received a letter from Full Value Partners L.P., a stockholder of the Company, in February 2007, which states that at the 2007 Annual Meeting, Full Value intends to nominate two persons for election as directors of the Company and also propose that the Company’s investment banker promptly conduct an auction to sell the Company to the highest bidder. As described elsewhere in this Proxy Statement, the Board’s Nominating Committee interviewed Full Value’s nominees, reviewed available information concerning them and examined their qualifications consistent with the Nominating Committee’s charter. The Nominating Committee, and your Board, decided not to nominate Full Value’s nominees. The Nominating Committee and your Board believe that the two Board nominees, who are experienced in serving the Company’s stockholders as directors and knowledgeable about the Company’s business and industry, will better serve the interests of ALL of the Company’s stockholders than Full Value’s nominees.

As for Full Value’s proposal to auction the Company, the Company is already actively pursuing a sale or merger of the Company. The Company’s investment banker has distributed information materials about the Company to potential buyers and is following up with them. Your Board of Directors believes that its process is more orderly and has the potential to result in a higher price than the auction referred to in Full Value’s letter for the following reasons: First, while Full Value’s proposal refers to an auction of the Company, your Board is open to considering all possible transaction structures--for example, a sale or merger for cash or for the stock of a third party (which could possibly result in a transaction that is tax-free to the Company’s stockholders). Your Board believes that its flexibility and willingness to consider all options to maximize stockholder value could result in a greater benefit to stockholders than Full Value’s auction. Second, your Board believes that a negotiated transaction, which is what it is seeking, could result in a higher per share price for stockholders than an auction process, which typically does not involve the same level of negotiation. Third, your Board believes that Full Value’s proposal is unnecessary and thwarts the orderly sale process that the Company has started. Accordingly, your Board of Directors urges you to vote AGAINST Full Value’s proposal to auction the Company, if that proposal is properly presented at the Annual Meeting.

At the time this Proxy Statement was mailed to stockholders, management was not aware that any matter other than the matters described above would be presented for action at the Annual Meeting. If other matters properly come before the Annual Meeting, it is intended that the shares represented by proxies will be voted with respect to those matters in accordance with the best judgment of the persons voting them, to the extent permitted by applicable law.

THE COMPANY’S BOARD OF DIRECTORS URGES YOU TO DISCARD ANY PROXY MATERIALS AND PROXY CARD THAT YOU MAY RECEIVE FROM FULL VALUE, AND TO VOTE AS FOLLOWS ON THE WHITE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT:

“FOR” THE BOARD’S NOMINEES FOR DIRECTOR,

“FOR” THE RATIFICATION OF J.H. COHN LLP AS THE COMPANY’S AUDITORS FOR 2007 AND

“AGAINST” THE STOCKHOLDER PROPOSAL TO AUCTION THE COMPANY, IF THAT PROPOSAL IS PROPERLY PRESENTED AT THE ANNUAL MEETING.”

Daniel F. Duchovny, Esq. Page 3	June 13, 2007

3.    SEC Comment: On a related note, please tell us supplementally whether the notice delivered by Mr. Dakos is in compliance with your organizational documents and whether you will allow the proposal to be made at the meeting, in accordance with your organization documents and state law.

Company Response: The notice delivered by Mr. Dakos was made within the time period required by the Company’s bylaws. The Company intends to allow Full Value to make the proposals referred to in its February 2007 letter at the 2007 Annual Meeting.

4.    SEC Comment: On a further related note, if the proposal referenced above will be allowed to be made, it appears that you will not be able to use discretionary authority to vote on the matter, as set forth in Rule 14a-4(c). In that case, please revise your disclosure to indicate that by executing and returning your proxy card, security holders will relinquish the opportunity to vote. Alternatively, revise the form of proxy to include the proposal to be presented by Full Value Partners.

Company Response: Please see the Company Response to Comment 2. The Company has revised its proxy card to include the stockholder proposal to auction the Company.

Voting Securities and Principal Holders Thereof, page 2

5.    SEC Comment: Please update your disclosure to a date more recent than April 1, 2007.

Company Response: The Company has updated this disclosure to June 1, 2007 from April 1, 2007.

Board of Directors and its Committees, page 3

6.    SEC Comment: We note your recommendation to security holders to vote against the nominees Full Value Partners. Please revise the proxy statement to explain the reasons for your recommendation.

Company Response: The Company assumes the Staff is referring to the paragraph on page 6 of the preliminary proxy materials recommending that stockholders not vote for Full Value’s nominees. The Company has added disclosure in that paragraph explaining the reasons for its recommendation. The added language reads as follows:

“Our Board’s nominees have many years of experience on our Board of Directors and in the real estate industry. In addition, our nominees have a proven track record of value enhancement. For the five year period ended December 31, 2006, an investment in Wilshire common stock yielded a cumulative total return-capital appreciation plus the $3.00 per share extraordinary dividend we paid to stockholders on June 29, 2006-of approximately 121%, substantially exceeding the cumulative total return on the Russell 3000 index and the Standard & Poors Composite over the same period. In contrast, Full Value’s nominees have no significant real estate experience and our Board is concerned that they will put their hedge fund’s interests above the interests of ALL of the Company’s stockholders.”

Daniel F. Duchovny, Esq. Page 4	June 13, 2007

Proposal 1. Election of Directors, page 8

7.    SEC Comment: Please provide the disclosure required by Item 5(b) of Schedule 14A or tell us where you have included the disclosure. For guidance on the definition of “participant,” please refer to Instruction 3 to Item 4 of Schedule 14A.

Company Response: The following sentence has been added to the end of the first paragraph on the first page of the amended preliminary proxy materials:

“The participants in this solicitation consist of the Company and each of our directors: Miles Berger, Milton Donnenberg, S. Wilzig Izak, Eric J. Schmertz, Esq., Ernest Wachtel and W. Martin Willschick.”

The following sentence has been added to the end of the second paragraph under Proposal 1 (immediately above the chart with directors’ names and ages, business descriptions and stock ownership):

“For information concerning purchases and sales of the Company’s common stock by directors during the past two years, see the Form 4s and Form 5s filed by the directors with the Securities and Exchange Commission. These filings are publicly available on the SEC’s website: www.sec.gov.”

The other information required by Item 5(b) of Schedule 14A is disclosed under Proposal 1.

8.    SEC Comment: Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

Company Response: Item 4(b)(4) requires disclosure of the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. The Company has added the additional disclosure requested in its amended preliminary proxy materials.

9.    SEC Comment: Please delete the check mark in the “Against” box with respect to proposal 2.

Company Response: Thank you for calling this typographical error to our attention. The check mark has been removed from the amended preliminary proxy materials.

Daniel F. Duchovny, Esq. Page 5	June 13, 2007

Please be advised that the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the Company’s amended preliminary proxy materials, please call Laura R. Kuntz at 973-597-2398, Peter H. Ehrenberg at 973-597-2350 or Jeffrey M. Shapiro at 973-597-2470.

Very truly yours,

/s/ Laura R. Kuntz

Enclosure(s)
cc:	Ms. Sherry Wilzig Izak Peter H. Ehrenberg, Esq. Jeffrey M. Shapiro, Esq.